

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2019

Ken DeCubellis
Chief Executive Officer
Black Ridge Acquisition Corp.
110 North 5th Street, Suite 410
Minneapolis, MN 55403

> **Re: Black Ridge Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 20, 2019**
> **File No. 001-38226**

Dear Mr. DeCubellis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement, Amendment No. 2

Selected Historical Financial Information of AEII/WPT, page 24

1.   Please ensure that the March 31, 2019 amounts for net cash used in operating activities and net cash used in investing activities is consistent with the amounts shown in the Statements of Cash Flows at page F-46. In addition, please ensure that the March 31, 2019 amount for EBITDA is consistent with that shown in the Non-GAAP Financial Measures table on page 25.

Unaudited Pro Forma Condensed Combined Financial Statements, page 86

2.   Please revise your introductory paragraph to disclose the pro forma financial statements also give effect to the $4 million interim financing of Noble and AEM that will be assumed by BRAC as part of the merger. You may also consider disclosing as a result of assuming the indebtedness, BRAC is obligated to issue up to 470,588 of its common stock and warrants to purchase up to an additional 152,000 shares of common stock.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2 - Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined
Balance Sheet as of March 31, 2019, page 91

3.   Refer to the tabular presentation in adjustment Note 2(C). For the two line items under
        assuming maximum conversions, please revise the side reference to be adjustments (O)
        and (P), instead of (N) and (O), respectively.

Note 4 - Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined
Statement of Operations for the Year Ended December 31, 2, page 95

4.   See adjustment in Note 4(F) pertaining to the line items weighted average shares
        outstanding, basic and diluted, and pro forma adjustment. It appears the adjustment
        figures should instead be 4,361,619 for the weighted average shares outstanding, basic and
        diluted, and 26,432,135 shares for the pro forma adjustment. Reference is made to the pro
        forma statement of operations for the year ended December 31, 2018 on page 90.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Allied Esports and WPT
Critical Accounting Policies and Estimates
Impairment of Long-Lived Assets, page 151

5.   We note your disclosures made in response to our prior comment number one. Please also
        disclose that you recorded an impairment loss of $600,000 on the investment in ESA
        during the three months ended March 31, 2019.

World Poker Tour and Allied Esports
Financial Statements for the Interim Period Ended March 31, 2019
Notes to the Condensed Combined Financial Statements
Note 3 - Significant Accounting Policies
Revenue Recognition, page F-48

6.   Please revise your disclosure to clarify whether you elected to apply the new revenue
        standard retrospectively to all contracts as of January 1, 2019 or only to contracts that
        were not completed at the date of initial application. Refer to ASC 606-10-65-1(h).

7.   We refer to your multiplatform revenue footnote on page F-49. You disclose distribution
        revenue is generated through the distribution of content from both World Poker Tour's
        library as well as third-party content to global TV networks or through online channels
        such as Pluto and Unreel from which the Company earns revenue through the placement
        of ads around WPT's content. Please describe for us in greater detail the nature,
        significant terms and performance obligations of contracts involving the distribution of
        content from your owned assets as well as third-party content. As part of your response,
        please clarify for us how you are compensated for the distribution of such content and

your policy for recognizing such revenues. For distribution arrangements involving third-party content, please tell us whether you are the principal or agent and provide us with the basis for your conclusion.

8. We refer to your In-person revenue footnote on page F-50. We note event revenue is generated from sponsorship arrangements for company events and such revenue is recognized either on a straight-line basis over the duration of each event or pursuant to the terms of each individual contract with the customer. Please describe for us in greater detail the terms arrangements where revenue is recognized on other than on a straight-line basis and tell us why it represents a faithful depiction of the transfer the promises in the arrangement. Please disclose the duration over which revenue is typically recognized for such sponsorship arrangements related to event revenue

9. We refer to the table summarizing revenue recognized at a point in time on page F-51. Please explain to us why event revenue and sponsorship revenue are included in "Revenues – Recognized at a Point in Time" when your disclosures on page F-49 and 50 appear to indicate otherwise.

December 31, 2018 Audited Financial Statements
Note 13- Commitments and Contingencies, page F-84

10. We have reviewed your response to our prior comment number 9. Please expand your significant accounting policy for deferred production costs on page F-67 to disclose the relevant portions of your response explaining why you have capitalized rent expense associated with your LA Lease, and any other leases, as production overhead costs, and disclose the related method and period of amortization.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Jeffrey Gallant